EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT (the “Agreement”) is effective as of the 24th day of July, 2026 by and between F/m Investments LLC, a Delaware limited liability company (“F/m”), Emerald Mutual Fund Advisers Trust, a Delaware statutory trust (“Emerald,” and together with F/m, the “Co-Advisers”) and The RBB Fund, Inc., (the “Company”), on behalf of its series listed on Appendix A hereto (the “Fund”).

WITNESSETH:

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end management investment company; and

WHEREAS, the Co-Advisers render advice and services to the Fund pursuant to the terms and provisions of the Investment Co-Advisory Agreement between the Company, F/m, and Emerald on behalf of the Fund (the “Co-Advisory Agreement”); and

WHEREAS, the Fund and its classes, as applicable, is responsible for, and has assumed the obligation for, payment of certain expenses that have not been assumed by the Co-Advisers; and

WHEREAS, the Co-Advisers desire to limit the Fund’s Expenses (as such term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Company (on behalf of the Fund) desires to allow the Co-Advisers to implement these limits;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1. Limit on Expenses. The Co-Advisers hereby agree to limit the class of the Fund’s current Expenses to an annual rate, expressed as a percentage of each class’ respective average daily net assets, to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Expenses of a class of the Fund, as accrued each month, exceed its Annual Limit, the Co-Advisers will pay to that class of the Fund, on a monthly basis, the excess expense within thirty (30) calendar days of being notified that an excess expense payment is due. In the event that the Board of Directors of the Company determines that an excess expense payment due date to be other than thirty (30) calendar days, the Company will provide the Co-Advisers with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date. In no case will an excess expense payment due date be less than fifteen (15) calendar days from the date the Co-Advisers are notified of such excess expense.

2. Definition. For purposes of this Agreement, the term “Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including F/m’s investment advisory or management fee detailed in the Co-Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Co-Advisory Agreement, but does not include any acquired fund fees and expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by the parties from time to time.

3. Reimbursement of Fees and Expenses. The Company hereby agrees to reimburse the Co-Advisers for any excess expense payments that are paid or absorbed by the Co-Advisers pursuant to this Agreement set forth above (“Excess Expenses”), subject to the condition set forth in this Section 3. Such reimbursement will be made as promptly as possible, and to the maximum extent permissible without causing the Expenses for any year to exceed the Annual Limit; provided, however, that such reimbursement for Excess Expenses shall be made only if payable within three years of the end of the fiscal year in which such Excess Expenses were incurred.

4. Term. This Agreement shall become effective on the date specified herein and, unless sooner terminated as provided herein, shall continue until December 31, 2027.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Directors of the Company, on behalf of the Fund, upon sixty (60) days’ written notice to the Co-Advisers. This Agreement may not be terminated by F/m or Emerald, other than at the end of any one-year term by providing sixty (60) days’ written notice to the Fund, without the consent of the Board of Directors of the Company, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to the Fund listed in Appendix A, if the Co-Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Co-Advisory Agreement’s termination for that Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provision of the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

THE RBB FUND, INC., on behalf of its series, the F/m Investments Large Cap Focused Fund

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title:	Chief Financial Officer, Chief Operating Officer & Secretary

F/M INVESTMENTS LLC

By:	/s/ Kirk Johnson
Name:	Kirk Johnson
Title:	10-9-26

EMERALD MUTUAL FUND ADVISERS TRUST

By:	/s/ Mitch Krahe
Name:	Mitch Krahe
Title:	VP & General Counsel

APPENDIX A

Fund	Expense Limitation	Term
F/m Investments Large Cap Focused Fund – Institutional Class	0.90%	Until December 31, 2027
F/m Investments Large Cap Focused Fund – Investor Class	1.15%	Until December 31, 2027